SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Revolution Lighting Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

76155G206
(CUSIP Number)

RVL 1 LLC c/o Aston Capital, LLC 177 Broad Street Stamford, CT 06901 With a copy to: Michael Gilligan Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 212-756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

_____________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON RVL 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,245,386**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,245,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,245,386**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%**
14	TYPE OF REPORTING PERSON OO

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** As of the date of filing of this Schedule 13D (the “Filing Date”), RVL 1 LLC (“RVL”) holds directly 8,245,386 shares of common stock, par value $0.001 per share (“Common Stock”), of Revolution Lighting Technologies, Inc. (the “Company”). RVL is controlled by its managing member, Aston Capital, LLC. Based on the 8,245,386 shares of Common Stock held directly by RVL, RVL is deemed to beneficially own approximately 35.0% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Aston Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,575,386**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,575,386**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%**
14	TYPE OF REPORTING PERSON OO

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock. Aston Capital, LLC (“Aston”) serves as the sole managing member of RVL. Aston holds directly 330,000 shares of Common Stock. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), Aston may be deemed to beneficially own approximately 36.4% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Robert V. LaPenta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,950,000**
	8	SHARED VOTING POWER 8,575,386**
	9	SOLE DISPOSITIVE POWER 1,950,000**
	10	SHARED DISPOSITIVE POWER 8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,525,386**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6%**
14	TYPE OF REPORTING PERSON IN

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

**As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. Robert V. LaPenta is a member and officer of Aston and RVL. Further, Mr. LaPenta is sole owner of 1,950,000 shares of Common Stock purchased for his own account, of which 100,000 were purchased in various open market transactions, 850,000 were purchased directly from the Company and 1,000,000 were acquired in connection with the transactions contemplated by the Exchange Agreement (hereinafter defined). Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. LaPenta may be deemed to beneficially own approximately 44.6% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON James A. DePalma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 315,000**
	8	SHARED VOTING POWER 8,575,386**
	9	SOLE DISPOSITIVE POWER 315,000**
	10	SHARED DISPOSITIVE POWER 8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,890,386**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7%**
14	TYPE OF REPORTING PERSON IN

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. James A. DePalma is an officer of RVL and a member and officer of Aston. Further, Mr. DePalma is sole owner of 315,000 shares of Common Stock, of which 65,000 were purchased in various open market transactions, 150,000 were purchased directly from the Company and 100,000 were acquired in connection with the transactions contemplated by the Exchange Agreement. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. DePalma may be deemed to beneficially own approximately 37.7% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Robert V. LaPenta, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,575,386**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,575,386**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%**
14	TYPE OF REPORTING PERSON IN

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. The Robert V. LaPenta Jr. 2012 Trust (the “Trust”) is a member of RVL. Robert V. LaPenta, Jr. is an officer of RVL, a member and officer of Aston, a trustee and the beneficiary of the Trust. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. LaPenta, Jr. may be deemed to beneficially own approximately 36.4% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON Robert A. Basil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,575,386**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,575,386
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%**
14	TYPE OF REPORTING PERSON IN

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. Robert A. Basil, Jr. is an officer of RVL and a member and officer of Aston. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. Basil, Jr. may be deemed to beneficially own approximately 36.4% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 8 of 9 Pages

This Amendment No. 9 (this “Amendment No.9”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2012, as amended (the “Schedule 13D”) with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of Revolution Lighting Technologies, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D. This Amendment No. 8 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 14, 2018, RVL sent a letter to the independent members of the board of directors of the Company, a copy of which is incorporated herein by reference to Exhibit 6 of this Schedule 13D.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
6	Letter to William D. Ingram, Dennis McCarthy and Stephen G. Virtue, dated November 14, 2018.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2018

RVL 1 LLC

By: /s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer

ASTON CAPITAL, LLC

By: /s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer

/s/ Robert V. LaPenta
ROBERT V. LAPENTA

/s/ James A. Depalma
JAMES A. DEPALMA

/s/ Robert V. LaPenta, Jr.
ROBERT V. LAPENTA, JR.

/s/ Robert A. Basil, Jr.
ROBERT A. BASIL, JR.